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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 25049

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)(*)

                       ALEXANDER & ALEXANDER SERVICES INC.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    014476105
                                 (CUSIP Number)

                               Florence A. Davis -
                       Vice President and General Counsel
                       American International Group, Inc.
                                 70 Pine Street
                            New York, New York 10270
                                 (212) 770-5457
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 17, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Item 1.  Security and Issuer

            This Amendment No. 4 to Schedule 13D relates to the common stock, $1.00 par value per share (the "Common Stock"), of Alexander & Alexander Services Inc., a Maryland corporation (the "Company"). Capitalized terms used herein without definition shall have the meanings given to such terms in the
Schedule 13D relating to the Common Stock filed by the Reporting Persons with the Securities and Exchange Commission on July 15, 1994 (the "Schedule 13D").

Item 5.  Interests in Securities of the Issuer

            Item 5 is amended by adding the following:

            "On January 17, 1997, pursuant to a Stock Purchase and Sale Agreement dated December 11, 1996 between AIG and Aon Corporation, a Delaware corporation ("Aon"), AHAC, CIIC and ICP sold all of the Preferred Shares to Aon for a purchase price of $317,500,000 in cash plus a cash amount equal to all accrued and unpaid dividends on the Preferred Shares as of such date.

            As of such date, AIG and the Purchasers ceased to beneficially own five percent (5%) or greater of any class of securities of the Company."



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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 20, 1997

                                        AMERICAN INTERNATIONAL GROUP, INC.


                                        By:  /s/ Edward E. Matthews
                                          -------------------------------------
                                             Name:  Edward E. Matthews
                                             Title:    Vice Chairman


                                        AMERICAN HOME ASSURANCE COMPANY


                                        By:  /s/ Edward E. Matthews
                                          -------------------------------------
                                             Name:  Edward E. Matthews
                                             Title:    Senior Vice President


                                        COMMERCE AND INDUSTRY INSURANCE
                                          COMPANY


                                        By:  /s/ Edward E. Matthews
                                          -------------------------------------
                                             Name:  Edward E. Matthews
                                             Title:    Senior Vice President



                                        THE INSURANCE COMPANY OF THE STATE
                                          OF PENNSYLVANIA



                                        By:  /s/ Edward E. Matthews
                                          -------------------------------------
                                              Name:  Edward E. Matthews
                                              Title:    Senior Vice President